Exhibit 99.2

seanergy

A prominent pure-play Capesize ship-owner publicly listed in the U.S. capital markets

Seanergy Maritime Mails CEO Letter to Shareholders

Highlights Seanergy’s Value Creating Strategy

Underscores Strength of Highly Qualified Seanergy Board of Directors Overseeing Strategy

Encourages Shareholders to Vote the WHITE Proxy Card “FOR” Seanergy’s Director Nominees and “AGAINST” Economou’s Proposals

October 8, 2024 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP) today announced that it has mailed a letter from Stamatis Tsantanis, Seanergy’s Chairman and Chief Executive Officer, to shareholders in connection with the Company’s upcoming 2024 Annual Meeting of Shareholders.

The letter highlights the Company’s:

•
Transformation over the last four years into a prominent pure-play Capesize shipping company with attractive competitive positioning and an improved balance sheet, poised to capitalize on tailwinds in the Capesize market;

•	Comprehensive strategic plan that has enabled Seanergy to grow its business, deliver record financial results and increase returns to shareholders; and

•	Highly qualified directors who each brings a deep understanding of the industry. Their continued oversight is critical for us to build on our momentum and execute our strategic plans.

The Seanergy Board of Directors continues to unanimously recommend that shareholders vote on the WHITE proxy card “FOR” Seanergy’s nominees and “AGAINST” the proposals made by Economou, and discard any other proxy card you may receive from Economou. Additional information, including details on how to vote, can be found at www.VoteSeanergy.com.

The full text of the letter follows:

October 8, 2024

Dear Fellow Seanergy Shareholders,

I am reaching out to you directly because we need your vote on the WHITE proxy card in connection with our upcoming Annual Meeting of Shareholders. Your vote is incredibly important not only to Seanergy, all of our employees and the customers that rely on our shipping services, but also to protect the value of YOUR investment in our Company.

Over the last four years in particular, we have transformed Seanergy into a prominent pure-play Capesize shipping company with a distinct competitive edge and a robust financial foundation. Our decisive actions have strategically positioned the Company to fully capitalize on the growing opportunities within the Capesize market and have enhanced our ability to deliver sustained value to our shareholders.

Seanergy has significant momentum that reflects key decisions made by the Board and management team. Starting in 2021, we took bold and decisive actions, executing a comprehensive strategic plan that redefined our business. We expanded our Capesize fleet, fortified our balance sheet and smoothly transitioned into a fully independent, broadly owned public company, all while prioritizing returns to our shareholders. These efforts are also translating into a dramatically improved cash flow profile that has been a catalyst for a significant increase in our share price and dividends. We are well positioned to continue our growth trajectory and create long-term value for our investors.

Our shareholders are now benefitting from our focused strategy, as well as our strong execution, which has enabled us to grow our business, deliver record financial results and increase returns to shareholders. Specifically, we have been focused on:

✔
Investing in our fleet: We have been growing our fleet efficiently through well-timed, low-cost acquisitions of high-quality vessels, levered conservatively that resulted in sustainable cash break-even rates. We have invested over $350 million into the growth of our fleet since 2020, which now stands at 19 Capesize vessels or 3.4 million DWT. Furthermore, we are committed to enhancing the competitiveness of our fleet and improving returns through innovative initiatives, in collaboration with our charterers and other industry stakeholders, to invest in energy-efficient technologies that reduce our environmental footprint. Our long-standing sustainability and ESG efforts have been recognized with multiple awards.

✔
Delivering record profitability and cash flow generation: In the first half of 2024, we delivered net revenues of $81.4 million and net income of $24.3 million, executing consistently on our strategic decision to position Seanergy as a leading dry bulk shipping company with a pure-play Capesize fleet. We also generated significant cash flows to fund our growth and capital returns.

✔
Reducing our debt: Through a thoughtful and prudent approach to capital allocation, we have streamlined our capital structure and reduced our leverage. These actions have enabled us to grow  strategically while returning capital to shareholders. At the same time, we ensured that we have the requisite financial flexibility to navigate long-term shipping market cycles in our historically volatile dry bulk market.

✔
Increasing our returns to shareholders: We have prioritized rewarding our shareholders through compelling dividends and securities repurchases. Since 2021 we have repurchased $42.9 million in securities, while from the initiation of our dividend strategy in 2022, we have paid 11 consecutive quarterly dividends and 3 special dividends, totaling $34.7 million. In light of our strong performance and our commitment to creating value, we recently updated our dividend policy to return approximately 50% of our net operating cash flow (after debt and reserves) to shareholders through dividends.

By advancing this strategy, we have delivered peer-leading total shareholder returns of over 130% over the last year.i

Our Highly Qualified Director Nominees

Our success to date has been driven by the expertise of our highly qualified Board and the dedicated execution by my colleagues on the management team. Our directors are actively engaged in shaping our strategic direction, ensuring the delivery of strong results, and providing the critical experience and insights required to effectively oversee a shipping company in today's market landscape.

Turning specifically to the two independent directors who are up for election this year – Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas – each brings a deep understanding of shipping, finance, investments, commodities markets, management and capital allocation. These skills are crucial to our business and our ongoing value creation strategy. Their leadership, knowledge and commitment are exactly what Seanergy needs to thrive as a public dry bulk shipping company. It is truly a privilege to work alongside them and benefit from their perspectives.

To Capture the Opportunities Ahead, We Need Your Vote

Seanergy, along with all our shareholders, is already benefiting from the decisive actions taken by our Board and management team.

To continue to build on our momentum and effectively execute our strategic plans, your support is essential – we need your vote on the WHITE proxy card. Our Board unanimously recommends that you vote “FOR” Seanergy’s nominees and “AGAINST” the proposals made by Economou, and discard any other proxy card you may receive from Economou.

I am incredibly optimistic about the future of Seanergy. To demonstrate my commitment, I have personally invested approximately $1.2 million in Seanergy shares and stock options since 2023 and have not sold a single share. I am confident that Seanergy is well-positioned to continue delivering leading, sustainable shareholder returns through the cycles and into the future. Your vote “FOR” Seanergy will help ensure we stay on this path of success.

Thank you for your continued support.

Sincerely,

Stamatis Tsantanis

YOUR VOTE IS IMPORTANT!

We urge you to vote "FOR" Seanergy’s highly qualified director nominees – Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas – and "AGAINST" Economou’s proposals on the WHITE proxy card TODAY.

Please follow the instructions on your proxy card or voting instruction form and vote by 11:59 PM ET on November 3, 2024.

Learn more about our plans to continue creating value for shareholders and how to vote at www.VoteSeanergy.com.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, at

U.S. & Canada Toll-Free: +1-800-322-2885

Greece Toll-Free: +1-800-000-0260

Elsewhere Call Collect (Toll): +1-212-929-5500

Or

Email: Seanergy@MacKenziePartners.com

You may receive solicitation materials from Economou. The Board unanimously recommends shareholders disregard and do not return any proxy materials from Economou.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 19 vessels (1 Newcastlemax and 18 Capesize) with an average age of approximately 13.4 years and an aggregate cargo carrying capacity of approximately 3,417,608 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investors

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: +1 212-661-7566
Email: seanergy@capitallink.com

Media

Joele Frank, Wilkinson Brimmer Katcher
Aaron Palash / Maggie Carangelo / Spencer Hoffman
Tel: +1 212-355-4449
Email: Seanergy-Media@joelefrank.com

i As of September 26, 2024. Total shareholder returns defined as the compound total return, with dividends reinvested on the ex-date.